ZINDEL ZELMANOVITCH
                              1934 East 18th Street
                            Brooklyn, New York 11229

                                  June 18, 1998

East Coast Venture Capital, Inc.
50 East 42nd Street
New York, New York 10017
Attention: Jeanette Berney, Treasurer

Freshstart Venture Capital Corp.
313 West 53rd Street
New York, New York 10019
Attention:  Neil Greenbaum, Secretary

Ladies and Gentlemen:

         The purpose of this letter agreement is to confirm the following arrangement among us:

         1. In my capacities as the President of East Coast Venture Capital, Inc. ("East Coast") and the President of Freshstart Venture Capital Corp. ("Freshstart"), both of which are specialized small business investment companies which seek to make loans to, and other investments in, small and medium sized business concerns, various loan and investment opportunities come or are brought to my attention.

         2. If, as and when a loan or investment opportunity comes or is brought to my attention, I shall present it to (the investment committees of) both East Coast and Freshstart at or approximately at the same time.

         3. East Coast and Freshstart shall each have the right to participate in any such loan or other investment opportunity to the extent of fifty percent (50%) thereof. If either East Coast or Freshstart determines to participate in less than fifty percent (50%) of any such loan or investment opportunity, it shall promptly so advise me and the other company, and in such case the other company shall have the right, but not the obligation, to increase its participation therein to the extent either of the companies declines to make fifty percent (50%) of such loan or other investment.

         4. In making its decision to participate in any loan or other investment opportunity presented by me, each company shall cause such opportunity to be reviewed by its board of directors (or the appropriate committee of such board), and the loan or other investment decision shall be made by a majority of the disinterested directors of such company (or a majority of the disinterested directors who are members of such committee). Each company shall record in the minutes of the meeting at which such loan or other investment opportunity was presented a detailed description of such loan or other proposed investment, the findings and other conclusions reached by the board (or committee) with respect thereto, the reasons for such findings or conclusions and shall include with such minutes copies of all written materials presented to the board (or committee) in connection with such loan or investment. Such proceedings and related materials shall be preserved by each company in accordance with the requirements of the Investment Company Act of 1940 and the rules and regulations of the Securities and Exchange Commission thereunder.

         5. This agreement and the rights and obligations of East Coast and Freshstart herein are conditioned upon the submission of this agreement to the board of directors of each company and the affirmative vote of a majority of the disinterested directors of each company for a resolution that this agreement (a) is reasonable and fair to the stockholders of such company, (b) does not involve overreaching, and (c) is consistent with the interests of its stockholders and the fundamental and other policies of such company as expressed in its prospectus and/or annual report.

         Please be good enough to confirm your agreement and acceptance of the above-described arrangements among us by countersigning in the spaces provided below and returning to me the duplicate copies of this letter agreement.

                                                 Very truly yours,


                                                 Zindel Zelmanovitch

AGREED AND ACCEPTED:

East Coast Venture Capital, Inc.


By: /s/ JEANETTE BERNAY
    -------------------
        Jeanette Bernay

Freshstart Venture Capital Corp.


By: /s/ NEIL GREENBAUM
    ------------------
        Neil Greenbaum